Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

www.faegredrinker.com

June 5, 2023

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karen Rossotto

Re:	First Trust Hedged Strategies Fund (the “Fund” or “Registrant”)
Registration Statement on Form N-2
File Nos. 333-270842 and 811-23857

Dear Ms. Rossotto:

The following responds to the comments provided via email on April 26, 2023, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) and Securities Act of 1933, as amended (the “Securities Act”). The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

General Comments

1.	We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Registrant confirms that all missing information and all exhibits will be filed in a pre-effective amendment to the Registration Statement. The Registrant further acknowledges that the Staff may have additional comments after such information and exhibits are provided.

2.	In addition to co-investment exemptive relief from the provisions of section 17(d) of the Investment Company Act, please supplementally explain if the Fund has submitted or intends to submit any other exemptive applications or a no-action request in connection with the registration statement. Please inform us of the anticipated timing of any applications or requests for relief.

Response: The Registrant has not submitted, and does not intend to apply for, any other exemptive application or a no-action request in addition to co-investment exemptive relief.

3.	Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the registration statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

Response: The Registrant confirms that it does not intend to issue debt securities or preferred shares within a year from the effective date of the registration statement.

4.	The registration statement appears to contemplate a transaction with the Predecessor Fund that will occur after your decision to become registered as an investment company.

Please tell us how this transaction will be structured to comply with section 17 of the Investment Company Act, including any no-action relief upon which you intend to rely.

Response: The Fund will be acquiring all of the assets of the Predecessor Fund pursuant to an Agreement and Plan of Exchange and Reorganization (the “Plan”). The Plan provides that the reorganization will comply with the terms of paragraphs (b), (c), (d), (e), (f) and (g) of Rule 17a-7 under the Investment Company Act and the provisions of Rule 17a-8 under the Investment Company Act (as these provisions apply to a merger between an unregistered fund that is eligible to rely on that rule and a registered investment company), in accordance with the GuideStone Financial, et al., SEC No-Action Letter (pub. avail. December 27, 2006). Consistent with the requirements set forth in the GuideStone Financial no-action letter:

1)	The Fund will be a shell portfolio as of the time of the reorganization;
2)	The assets of the Predecessor Fund will consist of securities that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies;
3)	The Predecessor Fund will transfer all of its portfolio securities at the time of the reorganization to the Fund;
4)	The Fund has the same procedures for determining net asset value as the Predecessor Fund and will follow those procedures in determining the amount of shares to be issued in the reorganization;
5)	The transfer of securities and shares between the Predecessor Fund and the Fund will be effected simultaneously;
6)	The Fund will comply with the recordkeeping requirements described in the GuideStone Financial no-action letter;
7)	The Investment Adviser, consistent with its fiduciary duties, has disclosed to the independent trustees of the Fund the existence of, and all the material facts relating to, any conflicts of interest between the Adviser and the Fund with regard to the reorganization to facilitate the ability of the independent trustees to evaluate and approve the reorganization; and

8)	The Investment Adviser, not the Predecessor Fund or the Fund, will bear the costs associated with the reorganization.

5.	Please tell us if you have presented or will present any "test the waters" materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Registrant confirms that it has not presented, and will not present, any “test-the-water” materials to potential investors in connection with this offering.

Prospectus

6.	In the third paragraph on the cover, the disclosure states that simultaneous with the commencement of the Fund's operations, the Predecessor Fund will be reorganized into the Fund. Please disclose how the private fund holders' shares will be valued for purposes of the reorganization. Will there be any dilution for other shareholders who purchase shares in the initial offering? If so, please provide appropriate cover page and prospectus disclosure. Please explain in correspondence what information investors will have available to them about the Predecessor Fund and its portfolio prior to purchasing Fund shares.

Response: For purposes of the reorganization, the net asset value of the Predecessor Fund will be determined using the same valuation procedures as the Fund. The Predecessor Fund will transfer all of its assets simultaneous with the Fund’s issuance of shares equal in net asset value. Subsequently, the net asset value of the Fund’s shares will be determined daily as part of a continuous offering and other shareholders will purchase at the net asset value per share next determined using the same valuation procedures. Also, with respect to information investors will have available to them about the Predecessor Fund, the registration statement will contain audited financial statements as of December 31, 2022, including the schedule of investments as of the same date. The Registrant respectfully notes that the Predecessor Fund has substantially similar investment objectives and strategies as the Fund. Accordingly, the Registrant affirms that there will be no dilution to other shareholders who purchase shares of the Fund after the reorganization.

7.	In footnote 1 to the table on the cover, the disclosure in the last two sentences states "The minimum initial investment in Class A Shares by any investor is $[25,000] and the minimum initial investment in Class I Shares by any investor is $[25,000]. However, the Fund, in its sole discretion, may accept investments below this minimum." Please explain to us the circumstances under which the Adviser may reduce the stated minimum investment.

Response: The Fund, in its sole discretion, may accept investments below this minimum in certain circumstances. For example, (i) Shares may be purchased by Trustees of the Fund, their family members, and affiliates of the Investment Adviser, without being subject to the minimum investment requirements, and (ii) investors subscribing through a given broker/dealer or registered investment adviser may have interests aggregated to meet these minimums, so long as aggregated amounts are not less than $25,000.

8.	In Investment Objective and Strategies, please explain in the disclosure what a hedge fund is. Please also specify the Fund's principal strategies that are speculative (e.g., use of leverage) and include a cross-reference to the disclosure regarding the risks associated with these strategies. See Form N-2, Item 1.1.j. and the Guidelines to Form N-2. Guide 6.

Response: The Registrant has revised the disclosure as requested.

9.	In Interval Fund, please specify the intervals between deadlines for repurchase requests and pricing and repayment. See Guide 10 to Form N-2.

Response: The Registrant has revised the disclosure as requested.

Fund Summary

Fees and Expenses (pages 3-4)

10.	In the last paragraph on page 4, regarding the Waiver, please disclose that the Adviser's recoupment may not exceed the net expense ratio in place at the time amounts were waived, and may not exceed the Fund's current net expense ratio.

Response: The Registrant has revised the disclosure as follows:

“For a period not to exceed three years from the date on which a Waiver is made, the Investment Adviser may recoup amounts waived or assumed, provided the Fund is able to effect such recoupment and remain in compliance with the expense limit in effect at the time of the Waiver and the expense limit in effect at the time of the recoupment.”

Fund Fees and Expenses

11.	In the narrative preceding the fee table, please disclose the amount of Fund leverage assumed in making the fee calculations.

Response: The Registrant has revised the disclose as requested.

12.	Please revise the fee table footnotes to explain any material assumptions used in estimating expenses. To the extent an estimate is materially different from what the Predecessor Fund would have disclosed, had it been registered previously, please explain the reasons for the variance in correspondence.

Response: The Registrant has revised the fee table footnotes to reflect material assumptions used in estimating expenses. The Registrant has been advised by the Investment Adviser that the estimates are not materially different from the estimates that the Predecessor Fund would have been expected to disclose, had it been registered previously.

Investment Objective and Strategies

Investment Objective

13.	In the last line on page 9, the disclosure states "the Fund's investment objective is non-fundamental and may be changed by the Board without the approval of shareholders." If shareholders will be given notice of a change in the Fund's investment objective, please disclose so.

Response: The Registrant affirms that Shareholders will be given notice and has added the requested disclosure.

Investment Strategies and Overview of Investment Process

14.	On page 10, in Credit, the disclosure states that the Fund may invest in Investment Funds using a "distressed and high-yield sub-strategy" that "involves investing in the securities of companies ... having below investment grade credit ratings." Please disclose that such securities are commonly referred to as ''junk" and may be considered speculative.

Response: The Registrant has revised the disclosure as follows (new language is underlined):

“The distressed and high-yield sub-strategy involves investing in the securities of companies experiencing financial or operational difficulties or otherwise having below investment grade credit ratings. These securities may trade at substantial discounts to par value and are commonly referred to as “high yield” securities or “junk bonds.” The Fund’s exposure to below investment grade instruments involves certain risks, including speculation with respect to the issuer’s capacity to pay interest and repay principal when due. See “PRINCIPAL RISK FACTORS — LOW CREDIT QUALITY SECURITIES” below.

15.	On page 12, in Investment Process, the disclosure in the second sentence of the first paragraph refers to the Investment Adviser's "operational due diligence" as part of its "multi-step Underlying Manager selection process." Please disclose in this section how the Investment Adviser conducts its "operational due diligence" (i.e., what does the Investment Adviser's due diligence entail?).

Response: The Registrant has added the following paragraph to the “Investment Process” section of the Prospectus in the Revised Registration Statement:

“The investment selection process is managed by the Investment Adviser’s Research Team, FT Alternative Investment Research, which maintains broad coverage of all of the Investment Adviser’s investment portfolios. This dedicated team of roughly a dozen professionals spends the vast majority of their time conducting investment due diligence and operational due diligence on prospective managers, as well as oversight for existing managers with which the Fund has capital invested. The initial diligence process is highly iterative and consists of several initial calls and meetings to better understand an Underlying Manager’s pedigree, investment strategy, operating history, proprietary workflow, portfolio construction methodology, risk management philosophy, and broader business plan. Those initial calls and meetings ultimately culminate with an exhaustive onsite meeting with the key front office team members from an investment due diligence perspective, and mid/back-office resources from an operational due diligence perspective. Ultimately, if an Underlying Manager makes it through each one of those iterations, it is presented to the Investment Adviser’s investment committee for formal approval. Approved Underlying Managers will be considered for different products depending on their suitability for the portfolios of each product as well as their correlation to other Underlying Managers that may already populate those portfolios. The Fund seeks to balance exposure across a varied subset of Underlying Managers that fit the Fund’s investment strategies and objectives, as well as the Fund’s liquidity requirements.”

16.	On page 13, in the first paragraph of Investment Policies and Restrictions, the disclosure states "The Fund will continue to attempt to diversify its holdings in Investment Funds" and it "also expects to continue to diversify its holdings among broad categories of investment strategies [emphasis added]." As the Fund is categorized as non-diversified under the Investment Company Act, to avoid confusion, please either delete or replace the word "diversify" each time it is used here.

Response: The Registrant has revised the disclosure as requested.

17.	On page 13, in the penultimate sentence of No Restrictions on Investment Policies, the disclosure states that "the Investment Adviser will seek to capitalize on attractive opportunities wherever they might be," and in the following sentence, that "the Investment Adviser may employ other strategies or techniques that it considers appropriate and in the best interest of the Fund." The Fund is conducting a continuous offering that requires it to consider the accuracy and completeness of its disclosures - including its strategies and risks disclosures - on an on-going basis. We do not believe simply referencing "other strategies or techniques" would be sufficient disclosures if such strategies constitute principal strategies. Please clarify whether such "other strategies and techniques" are expected to constitute principal strategies and revise as necessary.

Response: The Registrant has revised the disclosure to clarify that such “other strategies or techniques” are not expected to constitute principal strategies.

Principal Risk Factors

18.	On page 17, in Borrowing, Use of Leverage, the disclosure states "the Fund's portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Funds." Please also disclose that the Fund may be exposed to similar risks through its own use of leverage.

Response: The Registrant has revised the disclosure as requested and notes that the Fund does not intend to use leverage for investment purposes during its first year.

19.	On page 28, in Reliance on Quantitative Analysis, the disclosure discusses the risks associated with the Investment Funds' reliance on quantitative models and systems. Please also disclose the risks associated with the Fund's use of quantitative analysis in its investment process.

Response: The Registrant has revised the disclosure as requested.

20.	On page 32, in Asset-Backed Securities, the disclosure states "Investment Fund investments may also include private mortgage pass-through securities that are issued by originators of, and investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose subsidiaries of the foregoing." Please update this disclosure as appropriate to address current risks associated with investment in banks and other financial institutions, as well as the risks associated with investment in mortgage-backed or other securities connected to the commercial real estate market.

Response: The Registrant has revised the disclosure as requested.

21.	On page 38, Interest Rate Risk, the disclosure states "Although government financial regulators, such as the U.S. Federal Reserve, have taken steps to maintain historically low interest rates, they may raise rates at any time." Please update this disclosure to reflect current economic events, including the Federal Reserve's raising of interest rates and any resulting risks to the Fund.

Response: The Registrant has updated the disclosure as requested.

22.	On page 40, please delete the first sentence of Limits of Risk Disclosures as it implies the disclosure in the registration statement is materially incomplete.

Response: The Registrant has revised the first sentence as follows:

“The above discussions relate to the various principal risks associated with the Fund, its investments and Shares and are not intended to be a complete enumeration or explanation of the risks involved in an investment in the Fund.”

Passport Select: Model Class of FT Alternative Platform I LLC Performance

23.	To the extent that you present quarterly performance net of fees, please include 2018 so that you have five years' performance, consistent with your Average Annual Returns table.

Response: Performance information for 2018 has been included in the Revised Registration Statement.

24.	With respect to the Predecessor Fund, supplementally, please:

a.	Describe the background of the Predecessor Fund, including information about when and why the Predecessor Fund was created. Please also state the exemption or exclusion from the definition of investment company upon which the Predecessor Fund relied;

Response: The Registrant has been advised by the Investment Adviser that the Predecessor Fund was created in October 2017 as a portfolio of hedged funds to meet the needs of accredited investors. For its operations, the Predecessor Fund relied on the exemption in Section 3(c)(7) of the Investment Company Act from the definition of investment company.

b.	Confirm that the Investment Adviser was the adviser for the Predecessor Fund for the entire performance period shown. In addition, please discuss whether the Investment Adviser managed any other accounts or private funds that were materially equivalent to the Fund. Were these other accounts converted to registered investment companies, and if not, why not? Please explain why the Predecessor Fund was chosen to be registered and if any other materially equivalent account had lower performance as compared with the Predecessor Fund;

Response: The Registrant has been advised by the Investment Adviser that the same portfolio management team managed the Predecessor Fund for the entire performance period shown, and it did not manage or advise any other accounts or pooled investment vehicles that were materially equivalent to the Fund. As a result of a reorganization in 2021, Vivaldi Asset Management, LLC (“VAM”) had a change in control and changed its name to First Trust Capital Management L.P.; however, there was no change in the management or day-to-day advisory services provided to the Predecessor Fund as a result of the change in control of VAM, and the Fund’s portfolio management team remains unchanged.

c.	State whether the Predecessor Fund transferred substantially all of its portfolio securities or whether the Predecessor Fund transferred only a portion of its assets to the Fund and if so, how much was transferred;

Response: The Registrant confirms that the Predecessor Fund will transfer substantially all of its portfolio securities to the Fund.

d.	If the Predecessor Fund engaged in any transactions, or made any distributions, not in the ordinary course within the past year, explain the nature of the event and why it occurred;

Response: The Registrant has been advised by the Investment Adviser that the Predecessor Fund did not engage in any transactions, or make any distributions, not in the ordinary course within the past year.

e.	State whether the Investment Adviser believes that the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code;

Response: The Registrant has been advised by the Investment Adviser that it has a reasonable basis to believe the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

f.	Describe whether the Predecessor Fund made any investment strategy changes within a one-year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, cash infusions) of the Predecessor Fund within a one year period prior to the date the registration statement was filed. If any investors in the Predecessor Fund redeemed out of the Predecessor Fund within one year of this date, please describe whether such investors were able to invest in an account or a private fund with substantially similar investment strategies to those of the Predecessor Fund; and

Response: The Registrant has been advised by the Investment Adviser that the Predecessor Fund did not make any investment strategy changes within a one year period prior to the date the Registration Statement was filed. Within one year of the date the Registration Statement was filed, the Predecessor Fund experienced normal redemptions in-line with its operating history and did not experience any variation in the level of assets other than in the ordinary course of business. The Investment Adviser has advised the Registrant that it did not have any other offerings available with substantially similar investment strategies in which redeeming investors were able to invest.

g.	Please represent that the Predecessor Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Advisers Act.

Response: The Registrant has been advised by the Investment Adviser that the Predecessor Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Transfer of Shares

25.	The disclosure on page 50 states that transferees by operation of law are entitled to distributions, to transfer or tender shares "but [are] not entitled to the other rights of a Shareholder unless and until the transferee becomes a substituted Shareholder as specified in the Declaration of Trust." Please tell us what "other rights" are covered by this statement and the procedures that must be followed to become a substituted Shareholder. Please clarify how this provision impacts rights shareholders may have under the federal securities laws.

Response: The aforementioned disclosure has been removed.

Calculation of Net Asset Value

26.	On page 51, the disclosure states "The Investment Adviser's Valuation Committee will oversee the valuation of the Fund's investments on behalf of the Fund." Please disclose the conflict this presents as the Management Fee is based on a percentage of the Fund's net assets.

Response: The Registrant has added the disclosure as requested.

Shareholder Taxation

27.	On page 55, there is a discussion of the tax implications for "Sales, Exchanges and Redemption" of Fund shares. However the only source of liquidity for Fund shares is through quarterly repurchase offers - there are no opportunities for share exchanges or share redemptions. Please revise this section as appropriate.

Response: The Registrant has revised the disclosure as requested.

28.	Please disclose the tax consequences to Shareholders of share repurchases and related portfolio security sales.

Response: The Registrant has revised the disclosure as requested.

29.	Please also disclose the effect that share repurchases might have on the ability of the Fund to qualify as a RIC under federal tax law in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

Response: The Registrant respectfully believes that the requested disclosure is more appropriate in the Statement of Additional Information (“SAI”). Accordingly, the following paragraph has been added to the “TAXES” section of the SAI in the Revised Registration Statement:

“The Fund may be required to liquidate positions in order to fund the repurchase of shares. The Fund will seek to manage its ability to meet the RIC requirements in light of any asset liquidations necessary to repurchase shares. However, in some circumstances, repurchases could impact the Fund’s ability to meet the above-described requirements. For example, amounts used to repurchase shares are unavailable for the Fund to use to meet its distribution requirements, or the disposition of Fund assets may affect its ability to continue to meet the asset diversification test described above.”

Statement of Additional Information

30.	On page 4, Fundamental Policies, in the Fund's concentration policy (#7), the disclosure states "The Fund will not invest 25% or more of its assets in an Investment Fund that it knows concentrates its assets in a single industry." Please revise the concentration policy or otherwise clarify in the section Non-Fundamental Policies that the Fund will not invest in Investment Funds that the Fund knows, in the aggregate, have invested 25% or more of their combined assets in any particular industry.

Response: The Registrant notes that while the Fund will not directly invest 25% or more of its total assets in any single industry, because Investment Funds generally are not subject to industry concentration restrictions, it is possible that, at any given time, the assets of Investment Funds in which the Fund has invested will, in the aggregate, be invested in a single industry or group of related industries constituting 25% or more of the value of their combined total assets. The Registrant has added the following above-referenced disclosure to the Non-Fundamental Policy as follows:

“The Fund will not invest 25% or more of its assets in one or more Investment Funds that it knows concentrate their assets in the same industry.”

Exhibits

Agreement and Declaration of Trust

31.	Please disclose in an appropriate place within the prospectus the provisions of Section 2.10 Legal Proceedings requiring that a Shareholder make a pre-suit written demand upon the Fund Trustees to bring a derivative action and that the Trustees must be afforded a reasonable amount of time to consider the Shareholder's request. Please also disclose in the prospectus that the requirements for bringing derivative actions outlined in Section 2.10 do not apply to claims brought under the federal securities laws.

Response: The Registrant has added the requested disclosure in the Prospectus.

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We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at 312-569-1167.

Sincerely,

Veena K. Jain